					EXHIBIT 12
HILTON HOTELS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)(unaudited)

	YEARS ENDED DECEMBER 31,
	2000	2001	2002	2003	2004
Income from continuing operations before income taxes and minority interest (1)	$461	$227	$278	$212	$359

Add:
Interest expense (1)	462	394	337	304	282

Distributions from less than 50% owned companies	15	10	4	4	11

Interest component of rent expense (1)(2)	41	17	20	14	15

Earnings available for fixed charges	$979	$648	$639	$534	$667

Fixed charges:
Interest expense (1)	$462	$394	$337	$304	$282

Capitalized interest	9	10	5	7	3

Interest component of rent expense (1)(2)	41	17	20	14	15

Total fixed charges	$512	$421	$362	$325	$300

Ratio of earnings to fixed charges	1.9x	1.5x	1.8x	1.6x	2.2x

(1) Includes 50% owned companies.

(2) Assumed interest component to be one-third of rent expense.